Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

February 8, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549

Re:	LiqTech International, Inc. Registration Statement on Form S-1 Filed on December 30, 2011 File No.333-178837

Ladies and Gentlemen:

On behalf of LiqTech International, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as initially filed with the Commission on December 30, 2011 and as amended on January 27, 2012. We are delivering clean and marked complete courtesy copies of Amendment No. 2 to the Registration Statement (the “Amendment”) to each of Pamela A. Long, Edward M. Kelly and Craig E. Slivka of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated February 1, 2012, from Pamela A. Long, Assistant Director. The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Summary Compensation Table, page 50

1.	We note that you have deleted the compensation data for 2009. You are required to include information for 2009 because that information previously was required to be provided in response to a Commission filing requirement. See Instruction 1 to Item 402(n) of Regulation S-K, and revise.

Response: The Company acknowledges the Commission’s comment, and the disclosure in the Amendment has been revised in response thereto.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

February 8, 2012

Exhibit Index

2.	Delete the words “Form of” from the description of exhibit 5.1.

Response: In response to the Commission’s comment, the words “Form of” have been deleted from the description of Exhibit 5.1.

* * * *

We intend to request acceleration of the effectiveness of the Registration Statement following clearance of the Staff’s review of our filing.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq.

Jeffrey P. Schultz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, NY 10017

Phone: (212) 935-3000

Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Securities and Exchange Commission (Pamela A. Long, Esq., Assistant Director)
LiqTech International, Inc. (Messrs. Aldo Petersen, Lasse Andreassen and Soren Degn)
Sunrise Securities Corp. (Mr. Nathan Low)

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Bryan Yoon, Esq.)

Richardson & Patel, LLP (David N. Feldman, Esq. and Peter DiChiara, Esq.)